UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 29, 2016 announcing the results of the annual general assembly.

Istanbul, March 29, 2016

Announcement Regarding Results of Annual General Assembly

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

The following decisions were taken at the Ordinary General Assembly of our Company held on March 29, 2016:

•	Approval of the Balance Sheet and Profit/Loss statements relating to the fiscal year 2015,

•	Release of the Board Members individually from activities and operations of the Company pertaining to the year 2015,

•
Approval of Board of Directors’ proposal on Company’s donation policy and determination of limit for donations to be made in 2016 as up to one percent (1%) of our Company’s revenue as per consolidated annual financial statements relating to the previous fiscal year prepared in accordance with the Capital Markets Board regulation,

•	Board of Directors’ proposal on amendments in relation to Company’s articles of association are not approved,

•
Agenda item 10 in relation to the election of new Board Members other than those who are independent members and the agenda item 11 in relation to the determination of the remuneration of the members of the Board of Directors had not been put to vote as there were no proposals in this regard,

•
Election of Başaran Nas Bağımsız Denetim Ve Serbest Muhasebeci Mali Müşavirlik A.Ş (PricewaterhouseCoopers) as independent audit firm pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2016,

•	Board of Directors’ proposal on share buyback plan and the authorization of the Board of Directors for carrying out share buyback in line with the mentioned plan is not approved,

•
Permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code,

•	The proposal of Company’s Board of Directors dated March 23, 2016 on the distribution of dividend for the year 2015 is not approved.

The minutes and the participants list of General Assembly is available in Turkish on our company website.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 29, 2016	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 29, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development